UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Zapata Computing Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98906V100

(CUSIP Number)

March 31, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98906V100	13 G	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Christopher Savoie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,485,106
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,485,106
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,106
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 98906V100	13 G	Page 3 of 4

ITEM 1(A).	NAME OF ISSUER

The name of the issuer is Zapata Computing Holdings Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

100 Federal Street, Floor 20

Boston, MA 02110

ITEM 2(A).	NAME OF PERSONS FILING

Christopher Savoie (the “Reporting Person”).

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of the Reporting Person is c/o Zapata Computing Holdings Inc., 100 Federal Street, Floor 20, Boston, MA 02110.

ITEM 2(C)	CITIZENSHIP

The Reporting Person is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.0001 (the “Shares”).

ITEM 2(E)	CUSIP NUMBER

98906V100

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)

The Reporting Person beneficially owns 1,485,106 Shares, consisting of (i) 687,026 Shares held directly, (ii) 109,694 Share held by Amy Savoie, the Reporting Person’s spouse, and (iii) options to purchase 688,386 Shares that are or will become exercisable within 60 days of March 31, 2024.

(b)	Percent of class beneficially owned by the Reporting Person: 5.0%

(c)

Number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the vote of: 1,485,106; (ii) the shared power to vote or to direct the vote of: 0; (iii) the sole power to dispose or to direct the disposal of: 1,485,106; and (iv) the shared power to dispose or to direct the disposal of: 0.

The percentage of beneficial ownership stated herein and on the Reporting Person’s cover page to this Schedule 13G is based on a total of 29,092,879 Shares outstanding as set forth in the Issuer’s Current Report on Form 8-K, dated April 2, 2024, filed with the Securities and Exchange Commission on April 3, 2024.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP NO. 98906V100	13 G	Page 4 of 4

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2024

/s/ Christopher Savoie
Christopher Savoie